Filed by SilverBow Resources, Inc.

(Commission No.: 001-8754)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: SilverBow Resources, Inc.

(Commission No.: 001-8754)

The following FAQ was sent to SilverBow employees by SilverBow Resources Inc. on May 22, 2024:

Frequently Asked Questions and Answers

The information below is summary information only, and the terms and conditions of all applicable plan documents, agreements, policies, and programs will control. For purposes of these questions, we have assumed the planned merger between Crescent Energy Company (“Crescent”) and SilverBow Resources, Inc. (“SilverBow”) will close in 2024, subject to receipt of all required approvals and satisfaction or waiver of other closing conditions, but the fact and timing of the closing of the merger is not guaranteed.

1.	How will SilverBow’s 2024 Annual Bonuses be treated in the transaction?

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Under the merger agreement, Crescent has agreed to pay continuing SilverBow employees the amount of their 2024 bonus that is accrued through the closing of the transaction (with performance deemed achieved at the greater of target or actual performance through closing). Such bonuses will be paid at the earlier of (i) within 30 days following the employee’s termination without cause or (ii) when 2024 bonuses are otherwise paid (and by no later than March 15, 2025). Employees who are terminated for cause or who voluntarily resign prior to payment of such amounts will not receive such bonus payments. Details regarding anticipated compensation programs for the post-closing period will be shared in the coming months.

2.	How will outstanding employee equity awards be treated in the transaction?

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RSUs: Each outstanding SilverBow time-based RSU award will be become fully vested and be converted into the right to receive: (1) a cash payment equal to the product of $38.00 and 50% of the number of SilverBow shares subject to such award, and (2) a number of Crescent shares equal to the product of 3.125 and 50% of the number of SilverBow shares subject to such award. Payments on such awards will be made no later than the first regularly scheduled payroll date that is at least three calendar days following the closing.

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PSUs: Each outstanding SilverBow PSU award will become fully vested at the maximum level of performance and be converted into the right to receive: (1) a cash payment equal to the product of $38.00 and 50% of the number of SilverBow shares subject to such award, and (2) a number of Crescent shares equal to the product of 3.125 and 50% of the number of SilverBow shares subject to such award. Payments on such awards will be made no later than the first regularly scheduled payroll date that is at least three calendar days following the closing.

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Stock Options: Each SilverBow stock option will be cancelled and converted into the right to receive a cash payment equal to the product of (A) the number of SilverBow shares subject to such stock option multiplied by (B) the difference between $38.00 and the exercise price per share of SilverBow common stock subject to such stock option.

3.	How will SilverBow common stock be treated under the transaction (including shares acquired under previously vested/exercised employee equity awards)?

•	Holders of SilverBow common stock can elect to receive one of the following for each share of SilverBow common stock outstanding immediately prior to closing:

•	A combination of cash and stock: (A) $15.31 in cash per SilverBow share and (B) 1.866 shares of Crescent Energy Class A common stock per SilverBow share;

•	Cash: $38.00 in cash per SilverBow share (subject to proration if the aggregate cash consideration elected by shareholders exceeds $400,000,000); or

•	Stock: Shares of Crescent Class A common stock based on a fixed exchange ratio of 3.125 Crescent shares for each SilverBow share.

If no election is made by a SilverBow shareholder, then each SilverBow share held by such shareholder will be converted into the right to receive the stock election consideration.

4.

For Carrizo Springs employees, how will outstanding Chesapeake retention agreements that are scheduled to vest on November 30, 2024 (one year following the closing of the Chesapeake transaction) be handled if closing occurs before such date?

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SilverBow intends to provide that any outstanding Chesapeake Cash Retention Award will vest on the earlier of: (i) the originally scheduled November 30, 2024 vesting date; and (ii) the closing of the merger.

5.	Does SilverBow have a change in control severance plan? What severance protections are available for SilverBow employees?

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Yes, SilverBow’s Compensation Committee adopted a change in control severance plan that protects all SilverBow employees who are not otherwise entitled to severance benefits if terminated without “Cause” (as defined in the plan) within 1 year following closing. Severance benefits under the plan are subject to the delivery of a general release of claims and include a Base Payment (that considers base pay, target bonus and length of service), COBRA and Outplacement Services. SilverBow’s Human Resources Department will follow-up with each employee individually on the protections and benefits provided under the change in control severance plan.

6.	How will the SilverBow Resources, Inc. Employee Savings Plan (the “SilverBow 401(k) Plan”) be treated in connection with the transaction?

•	For the time being, the SilverBow 401(k) Plan will continue to operate as is. No changes have yet been approved regarding the plan.

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Under the merger agreement, Crescent may request that SilverBow terminate the SilverBow 401(k) Plan just prior to the closing of the transaction. If this is done, all plan participants will become fully vested in their SilverBow 401(k) Plan account balances and would become entitled to a distribution of their plan account balances. Crescent has also agreed that if the SilverBow 401(k) Plan is terminated in connection with the closing, Crescent will use commercially reasonable efforts to (i) allow continuing employees to enroll in Crescent’s 401(k) plan within 30 days following the closing and (ii) roll over their account balances (including any plan loans) into the Crescent 401(k) plan.

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Note that even if a plan participant has been employed with SilverBow for less than the one year period generally required to fully vest in the Company matching contributions under the SilverBow 401(k) Plan, plan participants would fully vest in those contributions if the plan were terminated in connection with the transaction.

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Should the SilverBow 401(k) Plan be terminated in connection with the transaction, any matching contributions would be made through the plan termination date (including any true-up matching contributions).

•	More information regarding post-closing employee benefits, including the anticipated treatment of the SilverBow 401(k) Plan will be provided in the coming months.

7.	What will happen to my PTO in connection with the transaction?

Upon the closing of the transaction, SilverBow will become an indirect, wholly-owned subsidiary of Crescent. SilverBow employees will not experience any termination of employment by virtue of the closing of the transaction alone. Thus, accrued paid time off benefits will not be forfeited by virtue of the closing of the transaction alone. More information regarding post-closing employee benefits, including paid time off benefits, will be provided in the coming months.

8.	How will compensation and benefits be maintained by Crescent?

•	Under the merger agreement, Crescent has committed to provide the following to continuing employees for at least one year following the closing (or any shorter period of continuing employment):

•	No less favorable base salary or hourly wage rate as provided just prior to closing;

•	No less favorable target short-term cash incentive opportunities as provided just prior to closing;

•	No less favorable severance and termination benefits as provided just prior to closing (see above discussion regarding the change in control severance plan); and

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All other employee benefits (other than change in control, transaction and retention bonuses and payments, nonqualified deferred compensation benefits and defined benefit pension and/or post-termination and retiree medical benefits) that are substantially similar in the aggregate to the greater of (x) those provided by SilverBow immediately prior to closing and (y) those provided by Crescent to its similarly situated employees.

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Crescent has generally agreed to recognize employees’ prior service with SilverBow (and any other predecessor or acquired entities) for all purposes under its benefit plans to the same extent service was recognized by SilverBow prior to closing, subject to applicable laws and certain exclusions, including, for example when recognizing an employee’s prior service would result in a duplication of benefits or for purposes of frozen Crecent benefit plans. Crescent has agreed to use commercially reasonable efforts to:

•	Ensure SilverBow continuing employees are immediately eligible to participate in Crescent’s employee benefit plans;

•	Waive pre-existing condition exclusions and actively-at-work requirements for continuing employees under Crescent’s employee benefit plans; and

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Recognize the dollar amount of all out-of-pocket expenses incurred by SilverBow continuing employees under SilverBow benefit plans during portion of plan year during which SilverBow employees transition to Crescent employee benefit plans, for purposes of satisfying any deductible, maximum out-of-pocket requirements and similar expenses under Crescent plans (assuming a mid-year welfare plan transition).

More information regarding anticipated post-closing employee compensation and benefits will be provided in the coming months.

9.	What is the expected timeline for the transaction?

•	SilverBow expects to close the transaction with Crescent in the third quarter of 2024. Until then, it is business as usual.

•	An illustrative timeline of key events is provided directly below:

10.	What if I have additional questions?

•	As always, please reach out to SilverBow’s HR Department or your supervisor or manager for any additional questions or concerns.

No Offer or Solicitation

This communication relates to a proposed business combination transaction (the “Transaction”) between Crescent and SilverBow. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information About the Transaction

In connection with the Transaction, Crescent will file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, that will include a joint proxy statement of Crescent and SilverBow and a prospectus of Crescent. The Transaction will be submitted to Crescent’s stockholders and SilverBow’s stockholders for their consideration. Crescent and SilverBow may also file other documents with the SEC regarding the Transaction. The definitive joint proxy statement/prospectus will be sent to the stockholders of Crescent and SilverBow. This document is not a substitute for the registration statement and joint proxy statement/prospectus that will be filed with the SEC or any other documents that Crescent or SilverBow may file with the SEC or send to stockholders of Crescent or SilverBow in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF CRESCENT AND SILVERBOW ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by Crescent or SilverBow through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Crescent will be made available free of charge on Crescent’s website at https://ir.crescentenergyco.com, or by directing a request to Investor Relations, Crescent Energy Company, 600 Travis Street, Suite 7200, Houston, TX 77002, Tel. No. (713) 332-7001. Copies of documents filed with the SEC by SilverBow will be made available free of charge on SilverBow’s website at https://sbow.com under the “Investor Relations” tab or by directing a request to Investor Relations, SilverBow Resources, Inc., 920 Memorial City Way, Suite 850, Houston, TX 77024, Tel. No. (281) 874-2700.

Participants in the Solicitation Regarding the Transaction

Crescent, SilverBow and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect to the Transaction. Information regarding Crescent’s directors and executive officers is contained in the Crescent’s Annual Report on 10-K for the year ended December 31, 2023 filed with the SEC on March 4, 2024. You can obtain a free copy of this document at the SEC’s website at http://www.sec.gov or by accessing Crescent’s website at https://ir.crescentenergyco.com. Information regarding SilverBow’s executive officers and directors is contained in the definitive proxy statement for SilverBow’s 2024 Annual Meeting of Stockholders (the “Definitive Proxy Statement”) filed with the SEC on April 9, 2024. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing the SilverBow’s website at https://sbow.com.

Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Transaction by reading the joint proxy statement/prospectus regarding the Transaction when it becomes available. You may obtain free copies of this document as described above.

Important Additional Information About the SilverBow Annual Meeting

SilverBow, its directors and certain of its executive officers and employees are or will be participants in the solicitation of proxies from shareholders in connection with SilverBow’s 2024 Annual Meeting. SilverBow has filed the Definitive Proxy Statement with the SEC on April 9, 2024 in connection with the solicitation of proxies for the 2024 Annual Meeting, together with a WHITE proxy card.

The identity of the participants, their direct or indirect interests, by security holdings or otherwise, and other information relating to the participants are available in the Definitive Proxy Statement (available here) in the section entitled “Security Ownership of Board of Directors and Management” and Appendix F. To the extent holdings of SilverBow’s securities by SilverBow’s directors and executive officers changes from the information included in this communication, such information will be reflected on Statements of Change in Ownership on Forms 3, 4 or 5 filed with the SEC. These documents are available free of charge as described below.

SHAREHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND ANY OTHER DOCUMENTS TO BE FILED BY SILVERBOW WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Shareholders are able to obtain, free of charge, copies of all of the foregoing documents, any amendments or supplements thereto at the SEC’s website (http://www.sec.gov). Copies of the foregoing documents, any amendments or supplements thereto are also available, free of charge, at the “Investor Relations” section of SilverBow’s website (https://www.sbow.com/investor-relations).